AMERI Holdings, Inc.

4080 McGinnis Ferry Road, Suite 1306

Alpharetta, Georgia 30005

August 12, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Attention: Andi Carpenter and Anne McConnell

Re:	AMERI Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 25, 2020
File No. 001-38286

Ladies & Gentlemen:

This letter sets forth responses on behalf of AMERI Holdings, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 30, 2020 (“Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019 (“Form 10-K”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 29

1. Please revise the disclosures related to your company’s revenue recognition policies on pages 29 and 35 and elsewhere in the filing to fully comply with the provisions of ASC 606 in future filings.

Response: We have revised the disclosures related to the Company’s revenue recognition policies in the Form 10-K to fully comply with the provisions of ASC 606 in future filings.

Notes to Consolidated Financial Statements, page F-7

2. Please provide the disclosures required by ASC 205-40-50-1 through 14 or explain why you determined no disclosures are required. This comment also applies to your report on Form 10-Q for the period ended March 31, 2020.

Response: We have revised the Notes to our Financial Statements and have provided the disclosures required by ASC 205-40-50-1 through 14.

Basis of Preparation, page F-7

3. It appears that the disclosures indicating certain information and note disclosures have been omitted and adjustments have been reflected are inappropriate for annual financial statements and should be revised. Please clarify and ensure that your annual financial statements include all required disclosures.

Response: We have updated the Basis of Preparation disclosures on page F-7 and have ensured that our annual financial statements include all required disclosures.

New Standards to Be Implemented, page F-9

4. Please correct the required adoption date for ASC 842 based on the provisions of ASU 2019-10 in future filings. Similarly, for each of the new standards described herein, please correct the required adoption date that is appropriate for your entity.

Response: We have corrected the required adoption date for ASC 842 and for each of the new standards described in “New Standards to Be Implemented.”

Very truly yours,
/s/ Barry Kostiner
Barry Kostiner
Chief Financial Officer

cc: Richard Friedman, Sheppard Mullin, Richter & Hampton LLP